SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated March 23, 2006 re. the opening up of its wholesale telephone subscription offering from 1st April 2006.

Paris, 23rd March 2006

France Telecom confirms the opening up of its wholesale telephone subscription offering from 1st April 2006.

As it had committed, France Telecom is to launch its wholesale telephone subscription offering from 1st April.

France Telecom has deployed the necessary resources to meet this commitment, notably by responding positively to third-party operators’ requests during the joint testing phases.

This offering will enable France Telecom’s competitors to offer their customers a complete telephone service, including the line subscription, most of the services related to the subscription and all calls, irrespective of the destination, including special services (audiotel, directory enquiries, etc.).

The wholesale telephone line subscription offering will be available for analog access from 1st April 2006; it will be extended to individual and grouped ISDN access as well as grouped analog lines from 1st July 2006.

The catalogue of the telephone subscription wholesale offering, including the tariffs as finalized following the publication by the French authorities (ARCEP) of its decision’s project, can be consulted at: http://www.francetelecom.com/fr/groupe/initiatives/savoirplus/documentation/offres/

Press contacts: 33 + 144 44 93 93

Nilou du Castel

Patrick Thielemans

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 24, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information